File No. 812-[    ]

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR AN ORDER APPROVING

THE TERMS OF CERTAIN OFFERS OF EXCHANGE

PURSUANT TO

SECTION 11 OF THE INVESTMENT COMPANY ACT OF 1940

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT A OF AXA EQUITABLE LIFE INSURANCE COMPANY

AXA ADVISORS, LLC

AXA DISTRIBUTORS, LLC

ALPS DISTRIBUTORS, INC.

ALLIANCEBERNSTEIN INVESTMENTS, INC.

Please direct all communications, notices and orders to:

Shane Daly

Lead Director and Associate General Counsel

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, New York 10104

With a copy to:

Christopher E. Palmer, Esq.

Andrew L. Zutz, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, DC 20001

This Application (including exhibits) consists of 34 pages

As filed with the Securities and Exchange Commission on January 6, 2017

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of:	)

)
AXA EQUITABLE LIFE INSURANCE	)
COMPANY	)
SEPARATE ACCOUNT A OF AXA	)
EQUITABLE LIFE INSURANCE COMPANY	)
AXA ADVISORS, LLC	)
AXA DISTRIBUTORS, LLC	)	APPLICATION FOR AN ORDER APPROVING THE TERMS OF CERTAIN OFFERS OF EXCHANGE PURSUANT TO SECTION 11 OF THE INVESTMENT COMPANY ACT OF 1940
1290 Avenue of the Americas	)
New York, New York 10104)
)
ALPS DISTRIBUTORS, INC.	)
1290 Broadway, Suite 1100)
Denver, CO 80203)

)
ALLIANCEBERNSTEIN INVESTMENTS, INC.	)
1345 Avenue of the Americas	)
New York, New York 10105)

)
File No. 812-[ ]	)

I.     INTRODUCTION

AXA Equitable Life Insurance Company (“AXA Equitable”), Separate Account A of AXA Equitable Life Insurance Company (“Separate Account A”), AXA Advisors, LLC (“AXA Advisors”), AXA Distributors, LLC (“AXA Distributors”), ALPS Distributors, Inc. (“ALPS Distributors”) and AllianceBernstein Investments, Inc. (“ABI”), referred to collectively herein as “Applicants,” hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 11 of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the terms of certain offers of exchange between certain separate accounts supporting variable annuity contracts and certain registered open-end management investment companies.

Applicants seek an order on behalf of AXA Equitable and any current or future affiliated life insurance company (each, an “Insurance Company” and collectively, the “Insurance Companies”), Separate Account A and any current or future separate account of an Insurance Company (each, a “Separate Account” and collectively, the “Separate Accounts”), and AXA Advisors, AXA Distributors, ALPS Distributors, ABI and any current or future broker-dealer serving as principal underwriter of variable annuity contracts issued by an Insurance Company or registered open-end management investment companies advised by an affiliate of an Insurance Company (each, a “Distributor” and collectively, the “Distributors”).1

1 All existing entities that currently intend to rely on the requested order have been named as Applicants. Any existing or future entity that will rely on the order will comply with the terms of the exchange offers described in this Application.

Although Applicants intend to offer each exchange at relative net asset value, a Commission order is needed because Separate Account A is registered with the Commission as a unit investment trust under the 1940 Act. Section 11(c) of the 1940 Act requires Commission approval of exchange offers involving registered unit investment trusts, even if at net asset value, unless the exchange can be effected pursuant to an exemptive rule. Applicants believe that they may not rely on either Rule 11a-2 or Rule 11a-3 under the 1940 Act to effect exchanges between a unit investment trust separate account and an open-end investment company that is not a separate account.

II.     DESCRIPTION OF APPLICANTS

A.	AXA Equitable

AXA Equitable is a New York stock life insurance company that has been in business since 1859 (including the operations of its predecessor). Its home office is located at 1290 Avenue of the Americas, New York, New York 10104. AXA Equitable is authorized to sell life insurance and annuities in 50 states, the District of Columbia, Puerto Rico and the Virgin Islands. It maintains local offices throughout the United States. AXA Equitable is a wholly-owned subsidiary of AXA Financial, Inc. (“AXA Financial”). AXA Financial, a holding company, is an indirect, wholly-owned subsidiary of AXA S.A. (“AXA”). AXA is a French holding company for an international group of insurance and related financial services companies and is publicly traded. As of December 31, 2015, AXA Financial and its consolidated subsidiaries managed approximately $573 billion in assets. These assets are primarily managed for domestic and overseas investors, mutual funds, pension funds, endowment funds, and retirement and annuity programs for businesses, tax exempt organizations and individuals.

B.	Separate Account A

Separate Account A was established by AXA Equitable as a separate account under New York law in 1968 pursuant to authority granted by AXA Equitable’s Board of Directors. AXA Equitable serves as depositor for Separate Account A. Separate Account A is a “separate account” of AXA Equitable as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) under the 1940 Act. Separate Account A is registered under the 1940 Act as a unit investment trust for the purpose of funding certain variable annuity contracts issued by AXA Equitable (the “Contracts”). Security interests under the Contracts have been registered under the Securities Act of 1933, as amended (the “1933 Act”).2 The Contracts offer various subaccounts of

2 Reg. Nos. 002-30070, 333-153809, 333-81393, 333-81501, 333-130988, 333-186807, 333-210303, 333-195429, 033-47949, 033-58950 and 811-01705. Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate the registration statements for the Contracts to the extent necessary to support and supplement the descriptions and representations set out in this Application. As explained in the

Separate Account A, each of which invests exclusively in a single corresponding portfolio of EQ Advisors Trust or AXA Premier VIP Trust (together, the “Affiliated Trusts”) or certain unaffiliated trusts (the “Unaffiliated Trusts” and collectively with the Affiliated Trusts, the “Trusts”). The Trusts are registered under the 1940 Act as open-end management investment companies with multiple separate series or portfolios. Shares of the Trusts’ portfolios currently are sold exclusively to insurance company separate accounts, including Separate Account A and certain qualified plans, and are registered under the 1933 Act.3 The Affiliated Trusts are advised by AXA Equitable Funds Management Group, LLC (“AXA FMG”), an indirect wholly-owned subsidiary of AXA Financial, and the Unaffiliated Trusts are advised by certain unaffiliated investment advisers (collectively with AXA FMG, the “Advisers”).4

C.	Distributors

AXA Advisors, AXA Distributors, ALPS Distributors and ABI are registered with the Commission as broker-dealers and are members of the Financial Industry Regulatory Authority (“FINRA”). AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly-owned subsidiary of AXA Equitable. ALPS Distributors is a Colorado corporation having its principal place of business at 1290 Broadway, Suite 1100, Denver, Colorado 80203. ABI is a Delaware corporation having its principal place of business at 1235 Avenue of the Americas, New York, New York 10105. AXA Advisors and AXA Distributors serve as the distributors and principal underwriters of the Contracts. ALPS Distributors and ABI serve as distributors and principal underwriters for certain registered open-end management investment companies advised by AXA FMG or an affiliate (any such current or future investment company advised by AXA FMG or an affiliate, or series thereof, is hereinafter referred to as an “Affiliated Fund” and collectively, the “Affiliated Funds”).

III.     DESCRIPTION OF THE PROGRAM

Applicants and their affiliates propose to offer the AXA Retirement 360 Defined Contribution Program, a retirement program designed to provide participants (“Participants”) in a single coordinated program a selection of investment options, including both Contracts and mutual fund options, and the ability to periodically transfer their account values among the investment options without charge (the “Program”). The Program is designed to serve the retirement income needs of Participants by combining the benefits of direct investments in registration statements, the annuity may be offered as an individual contract or as an interest under a group annuity contract. The “Contracts” means both any individual contract and any certificate providing rights under a group annuity contract.

3 Reg. Nos. 333-17217 and 811-07953; and 333-70754 and 811-10509 (Affiliated Trusts). Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate the registration statements for the Affiliated Trusts to the extent necessary to support and supplement the descriptions and representations set out in this Application.

4 For certain portfolios of the Affiliated Trusts, AXA FMG has entered into sub-advisory agreements with one or more sub-advisers to carry out investment decisions for the portfolios. AXA FMG is responsible for overseeing the activities of the sub-advisers and for recommending their hiring, termination and replacement to the board of trustees of the portfolios.

mutual funds with the retirement benefits available through variable annuity contracts. The Program is also designed to add mutual fund investment options to retirement programs that currently offer only variable annuity options. Applicants may in the future design additional similar programs.

The Program is designed for ongoing retirement arrangements that qualify for federal tax benefits under Sections 401(a), 403 or 457 of the Internal Revenue Code of 1986, as amended (the “Code”) and certain non-qualified arrangements.

A.	Investment Options

AXA Equitable has issued certain Contracts that it will make available under the Program at or following its inception.5 The Contracts will be offered to new retirement plan customers, and existing Contract owners will have the option to elect to participate in the Program. The Contracts permit Contract owners to allocate Contract value to and among the various subaccounts of Separate Account A (each, a “Subaccount” and collectively, the “Subaccounts”). Each current Subaccount invests in a portfolio of the Trusts.6 Each Contract permits transfers of Contract value among the Subaccounts subject to certain restrictions set forth in the Contract prospectus.

5 These Contracts consist of the following: EQUI-VEST® (Employer-Sponsored Retirement Plans), TSA AdvantageSM (Series 600), EQUI-VEST® VantageSM (Series 900), EQUI-VEST® (Series 100-500), (a combination variable and fixed deferred annuity contract), EQUI-VEST® Strategies (Series 201) (Employer-Sponsored Retirement Plans), EQUI-VEST® ExpressSM (Series 700) (a combination variable and fixed deferred annuity contract), EQUI-VEST® ExpressSM (Series 701) (a combination variable and fixed deferred annuity contract), EQUI-VEST® (Series 800) (a combination variable and fixed deferred annuity contract), EQUI-VEST® (Series 801) (a combination variable and fixed deferred annuity contract), EQUI-VEST® Strategies (Series 900) (a group flexible premium deferred variable annuity contract), and EQUI-VEST® Strategies (Series 901) (a group flexible premium deferred variable annuity contract), MomentumSM (a group deferred annuity contract) and Momentum PlusSM (a group deferred annuity contract).

6 The current Subaccounts invest in the following portfolios of the Affiliated Trusts: All Asset Aggressive - Alt 25 Portfolio, All Asset Growth - Alt 20 Portfolio, All Asset Moderate Growth - Alt 15 Portfolio, AXA 2000 Managed Volatility Portfolio, AXA 400 Managed Volatility Portfolio, AXA 500 Managed Volatility Portfolio, AXA Balanced Strategy Portfolio, AXA Conservative Growth Strategy Portfolio, AXA Conservative Strategy Portfolio, AXA Global Equity Managed Volatility Portfolio, AXA International Core Managed Volatility Portfolio, AXA International Managed Volatility Portfolio, AXA International Value Managed Volatility Portfolio, AXA Large Cap Core Managed Volatility Portfolio, AXA Large Cap Growth Managed Volatility Portfolio, AXA Large Cap Value Managed Volatility Portfolio, AXA Mid Cap Value Managed Volatility Portfolio, AXA Moderate Growth Strategy Portfolio, AXA SmartBeta Equity Portfolio, AXA/AB Dynamic Moderate Growth Portfolio, AXA/AB Small Cap Growth Portfolio, AXA/DoubleLine Opportunistic Core Plus Bond Portfolio, AXA/Franklin Balanced Managed Volatility Portfolio, AXA/Franklin Small Cap Value Managed Volatility Portfolio, AXA/Franklin Templeton Allocation Managed Volatility Portfolio, AXA/Horizon Small Cap Value Portfolio, AXA/Loomis Sayles Growth Portfolio, AXA/Mutual Large Cap Equity Managed Volatility Portfolio, AXA/Pacific Global Small Cap Value Portfolio, AXA/Templeton Global Equity Managed Volatility Portfolio, EQ/BlackRock Basic Value Equity Portfolio, EQ/Boston Advisors Equity Income Portfolio, 1290 VT Socially Responsible Portfolio (fka: EQ/Calvert Socially Responsible Portfolio), EQ/Capital Guardian Research Portfolio, EQ/Common Stock Index Portfolio, EQ/Core Bond Index Portfolio, EQ/Emerging Markets Equity PLUS Portfolio, EQ/Equity 500 Index Portfolio, EQ/GAMCO Mergers and Acquisitions Portfolio, EQ/GAMCO Small Company Value Portfolio, EQ/Global Bond PLUS Portfolio, EQ/High Yield Bond Portfolio,

Applicants and their affiliates propose in the future to expand the investment options under the Program to include certain Affiliated Funds, such that Participants in the Program may allocate their investments to a Contract and/or to certain Affiliated Funds.7

ALPS Distributors serves as the principal underwriter and distributor for the “1290 Funds” (as defined below) and ABI serves as the principal underwriter and distributor for the “ABI Funds” (as defined below). ALPS Distributors and ABI currently intend to make available to the Program shares of the following 87 Affiliated Funds: 1290 Convertible Securities Fund, 1290 DoubleLine Dynamic Allocation Fund, 1290 GAMCO Small/Mid Cap Value Fund, 1290 Global Allocation Fund, 1290 Global Talents Fund, 1290 High Yield Bond Fund, 1290 Multi-Alternative Strategies Fund, 1290 SmartBeta Equity Fund and 1290 Unconstrained Bond Managers Fund, each a series of 1290 Funds (collectively, the “1290 Funds”); AB Intermediate Bond Portfolio, AB Bond Inflation Strategy, AB All Market Real Return Portfolio, AB Municipal Bond Inflation Strategy, AB Limited Duration High Income Portfolio, AB Tax-Aware Fixed Income Portfolio, AB Credit Long/Short Portfolio, AB High Yield Portfolio and AB Income Fund, each a series of AB Bond Fund, Inc.; AB Small Cap Growth Portfolio, AB

EQ/Intermediate Government Bond Portfolio, EQ/International Equity Index Portfolio, EQ/Invesco Comstock Portfolio, EQ/JPMorgan Value Opportunities Portfolio, EQ/Large Cap Growth Index Portfolio, EQ/Large Cap Value Index Portfolio, EQ/MFS International Growth Portfolio, EQ/Mid Cap Index Portfolio, EQ/Money Market Portfolio, AXA/Janus Enterprise Portfolio (fka: EQ/Morgan Stanley Mid Cap Growth Portfolio), EQ/Oppenheimer Global Portfolio, EQ/PIMCO Global Real Return Portfolio, EQ/PIMCO Ultra Short Bond Portfolio, EQ/Quality Bond PLUS Portfolio, EQ/Small Company Index Portfolio, EQ/T. Rowe Price Growth Stock Portfolio, EQ/UBS Growth and Income Portfolio, AXA/ClearBridge Large Cap Growth Portfolio (fka: EQ/Wells Fargo Omega Growth Portfolio), Multimanager Aggressive Equity Portfolio, Multimanager Core Bond Portfolio, Multimanager Mid Cap Growth Portfolio, Multimanager Mid Cap Value Portfolio and Multimanager Technology Portfolio. AXA Premier VIP Trust: AXA Aggressive Allocation Portfolio, AXA Conservative Allocation Portfolio, AXA Conservative-Plus Allocation Portfolio, AXA Moderate Allocation Portfolio, AXA Moderate-Plus Allocation Portfolio, Charter International Moderate Portfolio, Charter Multi-Sector Bond Portfolio, Charter Real Assets Portfolio, Charter Small Cap Growth Portfolio, Charter Small Cap Value Portfolio, Target 2015 Allocation Portfolio, Target 2025 Allocation Portfolio, Target 2035 Allocation Portfolio, Target 2045 Allocation Portfolio and Target 2055 Allocation. The Contracts may offer additional Subaccounts in the future.

7 Participants may also direct investments under the Program to investment options under annuity contracts that do not utilize a separate account registered under the 1940 Act (the “Non-1940 Act Investment Options”). Because the interests in the Non-1940 Act Investment Options are not securities issued by a registered investment company, exchanges involving those interests are not subject to Section 11 of the 1940 Act. Therefore, no exemptive relief is being sought in this Application with respect to exchanges to and from the Non-1940 Act Options. Participants may also direct investments to registered open-end investment companies (i.e., mutual funds) for which Applicants or their affiliates do not serve as investment adviser or principal underwriter (the “Unaffiliated Mutual Funds”). Because Unaffiliated Mutual Funds and their principal underwriters are not affiliated with Applicants, exchanges involving shares of the Unaffiliated Mutual Funds are not subject to Section 11 of the 1940 Act. See, e.g. Alexander Hamilton Funds, SEC No-Action Letter (pub. avail. July 20, 1994). Therefore, no exemptive relief is being sought in this Application with respect to exchanges to and from the Unaffiliated Mutual Funds.

Emerging Markets Multi-Asset Portfolio, AB Select US Equity Portfolio, AB Select US Long/Short Portfolio, AB Concentrated Growth Fund, AB Multi-Manager Alternative Strategies Fund, AB Long/Short Multi-Manager Fund, AB Global Core Equity Portfolio, AB Emerging Markets Growth Portfolio, AB Small Cap Value Portfolio, AB Multi-Manager Select Retirement Allocation Fund, AB Multi-Manager Select 2010 Fund, AB Multi-Manager Select 2015 Fund, AB Multi-Manager Select 2020 Fund, AB Multi-Manager Select 2025 Fund, AB Multi-Manager Select 2030 Fund, AB Multi-Manager Select 2035 Fund, AB Multi-Manager Select 2040 Fund, AB Multi-Manager Select 2045 Fund, AB Multi-Manager Select 2050 Fund, AB Multi-Manager Select 2055 Fund, AB All Market Income Portfolio, AB All Market Alternative Return Portfolio, AB Concentrated International Growth Portfolio, AB International Strategic Core Portfolio, AB Emerging Markets Core Portfolio and AB Asia ex-Japan Equity Portfolio, each a series of AB Cap Fund, Inc.; AB Core Opportunities Fund, Inc.; AB Discovery Growth Fund, Inc.; AB Equity Income Fund, Inc.; AB Government Exchange Reserves; AB Global Bond Fund, Inc.; AB Global Real Estate Investment Fund, Inc.; AB Global Risk Allocation Fund, Inc.; AB Global Thematic Growth Fund, Inc.; AB Growth and Income Fund, Inc.; AB High Income Fund, Inc.; AB Global Real Estate Investment Fund II, a series of AB Institutional Funds, Inc.; AB International Growth Fund, Inc.; AB Large Cap Growth Fund, Inc.; AB California Portfolio, AB High Income Municipal Portfolio, AB National Portfolio and AB New York Portfolio, each a series of AB Municipal Income Fund, Inc.; AB Arizona Portfolio, AB Massachusetts Portfolio, AB Michigan Portfolio, AB Minnesota Portfolio, AB New Jersey Portfolio, AB Ohio Portfolio, AB Pennsylvania Portfolio and AB Virginia Portfolio, each a series of AB Municipal Income Fund II; AB International Value Fund, AB Discovery Value Fund and AB Value Fund, each a series of AB Trust; AB Unconstrained Bond Fund, Inc.; Short Duration Plus Portfolio, New York Municipal Portfolio, California Municipal Portfolio, Diversified Municipal Portfolio, International Portfolio and Tax-Managed International Portfolio, each a series of Sanford C. Bernstein Fund, Inc.; and AB Growth Fund, AB Balanced Wealth Strategy, AB Wealth Appreciation Strategy, AB Conservative Wealth Strategy, AB Tax-Managed Balanced Wealth Strategy, AB Tax-Managed Wealth Appreciation Strategy and AB Tax-Managed Conservative Wealth Strategy, each a series of The AB Portfolios (the Affiliated Funds other than the 1290 Funds are collectively referred to herein as the “ABI Funds”).8 ALPS Distributors and ABI may make available shares of additional Affiliated Funds in the future with respect to such respective Affiliated Funds for which ALPS Distributors or ABI, as the case may be, serves as principal underwriter and distributor.

Any class of shares of an Affiliated Fund made available in the Program is not subject to any sales charges on purchases or any sales charges or other withdrawal charges on redemption. No fee or charge applies to any exchange from one Affiliated Fund to another Affiliated Fund

8 Reg. Nos. 333-195390 and 811-22959; 002-48227 and 811-02383; 002-29901 and 811-01716; 333-90261 and 811-09687; 002-10768 and 811-00204; 002-10768 and 811-00204; 033-66630 and 811-07916; 033-74230 and 811-08294; 033-45328 and 811-06554; 333-08153 and 811-07707; 002-10988 and 811-00134; 002-70427 and 811-03131; 002-11023 and 811-00126; 033-72460 and 811-08188; 333-37177 and 811-08403; 033-76598 and 811-08426; 033-49530 and 811-06730; 033-07812 and 811-04791; 033-60560 and 811-07618; 333-51938 and 811-10221; 033-63797 and 811-07391; 033-21844 and 811-05555; and 033-12988 and 811-05088. Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate the registration statements for the Affiliated Funds to the extent necessary to support and supplement the descriptions and representations set out in this Application.

within the Program. The Affiliated Funds permit exchanges between multiple funds subject to certain conditions set forth in the prospectuses for the Affiliated Funds. Therefore, Participants are permitted to transfer from one Affiliated Fund to another Affiliated Fund subject to the conditions set forth in the prospectuses.

B.	Fees and Charges

1.	Contract Fees and Charges

As described below, AXA Equitable may assess various charges, fees and deductions against the Contracts or Separate Account A. In addition, Contract owners indirectly bear the investment management fees and expenses of the underlying portfolios of the Trusts net of any fees and expenses waived and/or reimbursed by the Advisers to the Trusts.

Separate Account Charge. Some Contracts deduct a charge against the assets in Separate Account A to compensate AXA Equitable for mortality and expense risks, as well as administrative and financial accounting expenses under the Contracts. The annual charge ranges from 0% to 2.00%.

Annual Administrative Charge. Some Contracts deduct an annual administrative charge to defray administrative expenses in connection with issuing and administering the Contracts (ranges from $0 to $65).

Withdrawal Charge. The Contracts do not impose any sales charge on investments in the Contracts. Some Contracts, however, impose a withdrawal charge on withdrawals from or surrenders of the Contract (ranges from 0% – 7%). Under certain circumstances, including the terms of the exchange offers described herein, the withdrawal charges will be waived.

Charge for Third-Party Transfer or Direct Rollover. AXA Equitable reserves the right to charge for third-party transfers or rollovers from the Contracts to a permissible funding vehicle offered by another provider or to another eligible retirement plan (current and maximum charge of $65).

Plan Loan Charges. Some Contracts provide for the following loan charges. AXA Equitable deducts a loan set-up charge in an amount up to $25 for administrative expenses associated with setting up the loan. AXA Equitable charges a loan record-keeping charge in an amount up to $6.25 per quarter for additional expenses with administering the loan.

Net Loan Interest Charge. Some Contracts provide for a net loan interest charge. The net loan interest charge is determined by the excess between the interest rate charged by AXA Equitable over the interest rate credited by AXA Equitable. The maximum net loan interest charge is 2%.

Special Service Charges. AXA Equitable deducts a charge for providing the following special services. AXA Equitable reserves the right to charge for (i) outgoing wire transfers (current and maximum charge of $90) and (ii) sending a check by express mail delivery (current and maximum charge of $35).

Plan Operating Expense Charge. Depending on an employer’s retirement plan, AXA Equitable may be instructed to withdraw a plan operating expense from a Contract. The amount withdrawn is determined by the employer, consistent with the terms of the employer’s plan document.

Premium Taxes. AXA Equitable may deduct the charge for premium taxes imposed on AXA Equitable by certain states or jurisdictions, which currently range from 0% to 1% of Contract value. No premium tax deduction will be applied to any exchange between a Subaccount and an Affiliated Fund under the Program.

Underlying Portfolio Expenses. Investments in a Contract bear indirectly the fees and expenses of the underlying portfolios of the Trusts. For the year ended December 31, 2015, the fees and expenses ranged from 0.61% to 1.43% for the underlying portfolios of EQ Advisors Trust and from 1.00% to 1.45% for the underlying portfolios of AXA Premier VIP Trust.9

Personal Income Benefit Charge. Some Contracts offer an optional lifetime withdrawal benefit for an additional charge. AXA Equitable deducts an annual charge equal to 1% of assets allocated to the optional benefit.

Enhanced Death Benefit Charge. Some Contracts offer an optional enhanced death benefit for an additional charge. AXA Equitable deducts an annual charge equal to 0.15%.

2.	Affiliated Fund Fees and Expenses

Investments in the shares of Affiliated Funds available under the Program are not subject to any sales charges on purchases or any sales charges or other withdrawal charges on redemption. No fee or charge applies to any exchange from one Affiliated Fund to another Affiliated Fund under the Program. Investments in the Affiliated Funds are subject to ongoing fees and expenses. The annual rate of fees and expenses for the shares of the Affiliated Funds currently available in the Program, including any fees under Rule 12b-1 of the 1940 Act, as set forth in the current prospectuses for the Affiliated Funds currently range from 0.13% to 2.49% for the ABI Funds and from 0.85% to 1.90% for the 1290 Funds.10 The fees and expenses to which the Affiliated Funds are subject, of course, may change from time to time, and are, and will be, subject to compliance with the requirements of the 1940 Act and rules thereunder and the limits imposed by FINRA.

9 These expenses are based on the most recent fiscal year of each underlying portfolio as set forth in the current prospectuses for the underlying portfolios and reflect the effect of certain contractual waivers of fees or reimbursements of expenses. Without the waivers and reimbursements, expenses would have ranged from 0.61% to 1.63% for the underlying portfolios of EQ Advisors Trust and from 1.05% to 1.65% for the underlying portfolios of AXA Premier VIP Trust.

10 These expenses are based on the most recent fiscal year of each Affiliated Fund as set forth in the current prospectuses for the Affiliated Funds and reflect the effect of certain contractual waivers of fees or reimbursements of expenses. Without the waivers and reimbursements, expenses would have ranged from 0.58% to 6.99% for the ABI Funds and from 1.74% to 3.23% for the 1290 Funds.

IV.     THE PROPOSED EXCHANGE FEATURE

The Program is designed to provide flexibility to transfer value among the investment options as and when they become available under the Program. Under existing procedures and established exemptive rules, exchanges may be made among the Subaccounts11 and exchanges may be made among the Affiliated Funds.12

Applicants propose to add an additional exchange feature under the Program. In particular, Applicants propose that Participants be permitted to transfer value: (1) from a Subaccount to an Affiliated Fund; and (2) from an Affiliated Fund to a Subaccount. The exchange feature is intended to provide Participants with new investment options and an attractive way to exchange existing interests among Contracts and Affiliated Funds without a sales charge. In this regard, the exchange feature offers additional investment flexibility and a streamlined process by which Participants may purchase investments that best suit their preferences and circumstances. Applicants seek a Commission order under Section 11 of the 1940 Act to permit this additional exchange feature on the terms and conditions set forth herein. Applicants represent that the exchange feature under the Program will meet the following conditions:

1.	Any exchange will be effected at the relative net asset value of the securities exchanged and will be priced in accordance with Rule 22c-1 under the 1940 Act.

2.	No sales charge or other charge will be assessed in connection with a withdrawal from a Subaccount to be transferred to an Affiliated Fund.

3.	No sales charge or other charge will be assessed in connection with an allocation to a Subaccount from a transfer from an Affiliated Fund.

11 Rule 11a-2 provides that exchange offers may be made with respect to interests in variable annuity separate accounts without Commission approval provided that the exchange is on the basis of net asset value, except that the offering separate account may deduct a front-end sales load and an administrative fee subject to certain conditions in the rule, and provided that any deferred sales load on the acquired security meets certain conditions in the rule. The exchanges between and among the Subaccounts meet the requirements of Rule 11a-2 because the exchanges are at net asset value, and no administrative fee is charged in connection with the exchange and the Contract has no front-end or deferred sales charge.

12 Rule 11a-3 provides that exchange offers may be made to holders of securities of registered open-end investment companies without Commission approval, subject to certain limitations on sales charges and administrative fees and subject to the following requirements: (1) the investment company’s prospectus must disclose any administrative or redemption fees and, if applicable, the fact that the offering company reserves the right to terminate or modify the exchange offer; and (2) any sales literature must disclose the existence of any administrative or redemption fee and any reservation of rights by the offering company to terminate or modify the exchange offer. The exchanges between and among the Affiliated Funds meet the requirements of Section 11(a) and Rule 11a-3 because the exchanges are at net asset value without any administrative or other fee and share classes used in the Program have no front-end or deferred sales charge.

4.

ALPS Distributors will offer in the Program only classes of the 1290 Funds (or any future Affiliated Fund for which it will serve as principal underwriter and distributor) that do not charge any sales or other charges on purchases or redemptions.

5.

ABI will offer in the Program only classes of the ABI Funds (or any future Affiliated Fund for which it will serve as principal underwriter and distributor) that do not charge any sales or other charges on purchases or redemptions.

6.	The exchange will not be a taxable event or have adverse tax consequences for the Participants.

7.

The Separate Account A prospectus will disclose the terms of the exchange feature, including: (i) the fact that Applicants reserve the right to terminate or modify the Program upon notice; (ii) any limitations on exchanges; and (iii) the effect of an exchange on any Contract benefits.

Exchanges will be subject to any rules or procedures established under the Contract or established by the Affiliated Funds with respect to transfers and redemptions generally, including minimum transfer amounts and policies and procedures relating to frequent transfers and abusive trading practices. Applicants also reserve the right to implement exchange limitations for the Program generally. Importantly, no fees or charges will be assessed in connection with any exchange from a Subaccount to an Affiliated Fund or from an Affiliated Fund to a Subaccount. In this regard, AXA Equitable will waive any otherwise applicable sales charge or other withdrawal charge on withdrawals from or surrenders of the Contract in connection with an exchange from a Subaccount to an Affiliated Fund.

Applicants will, in their sole discretion, determine to whom an exchange offer will be made, the time period during which the exchange offer will be in effect, and when to terminate an exchange offer. Applicants may also establish fixed periods of time for certain exchanges of at least 60 days in length and limit the number of exchanges that each Participant may make. Without this reservation of authority as to timing, Participants seeking to redeem or purchase interests could exchange into or out of an Affiliated Fund or Contract without having a bona fide intent to maintain an investment. Systematic abuses of this type could be unfair to Applicants and undermine the sales charge structure of the Contracts or Affiliated Funds.

Applicants intend to make this exchange feature available on an ongoing basis to all Participants, but reserve the right to terminate or materially amend the offer with respect to all or any of the investment options with advance notice to affected Participants at least 60 days prior to the date of termination or the effective date of the amendment, subject to the following limited exceptions. First, no such notice would be required if, under extraordinary circumstances, there is a suspension in the redemption of the exchanged security under Section 22(e) of the 1940 Act or the rules thereunder. Second, no such notice would be required if the offering company temporarily delays or ceases the sale of the security because it is unable to invest amounts effectively in accordance with applicable investment objectives, policies and restrictions.

The exchange feature is available to Participants on an entirely voluntary basis. The determination of whether to accept or reject the exchange offer will be made by each Participant.

V.     ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER

Section 11(a) of the 1940 Act provides, in pertinent part, that “[i]t shall be unlawful for any registered open-end company or any principal underwriter for such a company to make or cause to be made an offer to the holder of a security of such company or of any other open-end investment company to exchange his security for a security in the same or another such company on any basis other than the relative net asset values of the respective securities to be exchanged, unless the terms of the offer have first been submitted to and approved by the Commission or are in accordance with such rules and regulations as the Commission may have prescribed in respect of such offers which are in effect at the time such offer is made.” Section 11(c) provides that, irrespective of the basis of exchange, subsection (a) shall be applicable to any offer of exchange of any security of a registered open-end company for a security of a registered unit investment trust, or to any offer of exchange of any security of a registered unit investment trust for the securities of any other investment company. Accordingly, although all of the proposed exchanges would be at net asset value, the involvement of any registered unit investment trust (such as Separate Account A) requires a prior order of approval of the Commission. Applicants believe they may not rely on either Rule 11a-2 or Rule 11a-3 under the 1940 Act because these rules do not address exchanges between a unit investment trust separate account and an open-end investment company that is not a separate account.

The legislative history of Section 11 indicates that the purpose of the provision is to provide the Commission with an opportunity to review the terms of certain offers of exchange to ensure that a proposed offer is not being made “solely for the purpose of exacting additional selling charges.” H. Rep. No. 2639, 76th Cong., 2d Sess. 8 (1940). One of the practices Congress sought to prevent through Section 11 was the practice of inducing investors to switch securities so that the promoter could charge investors another sales load.

The proposed exchange offers for which approval is sought involve no possibility of the abuse to which Section 11 was directed because the exchange offers will be based on the relative net asset values or unit values of the interests being exchanged and no fees or charges will be assessed in connection with any exchange from a Subaccount to an Affiliated Fund or from an Affiliated Fund to a Subaccount. With respect to exchanges from a Subaccount to an Affiliated Fund, the Affiliated Fund shares will have no front-end sales charge and any otherwise applicable sales charge or other withdrawal charge on withdrawals from or surrenders of the Contract will be waived. Similarly, with respect to exchanges from an Affiliated Fund to a Subaccount, the Affiliated Fund shares will have no deferred sales charge and the Contracts will have no front-end sales charge. Nevertheless, because each of the proposed exchange offers involves a unit investment trust, Section 11(c) makes Section 11(a) applicable irrespective of the basis of the exchange. Thus, exemptive relief is necessary for Applicants to offer the proposed exchange feature.

The Commission has approved numerous applications providing for exchanges similar to those proposed in this Application between variable annuity contracts and publicly available open-end management investment companies. See, e.g., Prudential Retirement Insurance and Annuity Company, Investment Company Act Release Nos. 13455 (May 7, 2008) (Notice) and 28297 (June 6, 2008) (Order) (812-13455) (exchanges from variable annuity contracts into registered open-end management investment companies and from registered open-end management investment companies into variable annuity contracts) (hereinafter referred to as “Prudential Retirement”); State Farm Life Insurance Company, Investment Company Act Release Nos. 24927 (Apr. 5, 2001) (Notice) and 24970 (Apr. 30, 2001) (Order) (812-12210) (exchanges from variable annuity contracts into registered open-end management investment companies, including registered open-end management investment companies that charged Rule 12b-1 fees, and from registered open-end management investment companies into variable annuity contracts) (hereinafter referred to as “State Farm”); Prudential Insurance Company of America, Investment Company Act Release Nos. 23775 (Apr. 7, 1999) (Notice) and 23826 (May 5, 1999) (Order) (812-10798) (exchange offers from individual variable annuity contracts into registered open-end management investment companies); Princor Balanced Fund, Inc., Investment Company Act Release Nos. 21831 (Mar. 13, 1996) (Notice) and 21904 (Apr. 17, 1996) (Order) (812-9784) (exchanges from variable annuity contracts to shares of registered open-end management investment companies); First Investors Corporation, Investment Company Act Release Nos. 20752 (Dec. 2, 1994) (Notice) and 20814 (Dec. 30, 1994) (Order) (812-8880) (exchange offers of shares of registered open-end management investment companies for interests in variable annuity contracts and vice versa, and from registered open-end management investment companies into single payment plans and among certain payment plans); Western Life Insurance Company, Investment Company Act Release Nos. 18103 (Apr. 17, 1991) (Notice) and 18150 (May 15, 1991) (Order) (812-6894) (transfers among insurance policies, variable annuity contracts, and registered open-end management investment companies, including to open-end management investment companies that charged Rule 12b-1 fees) (hereinafter referred to as “Western Life”); Charter National Life Insurance Company, Investment Company Act Release Nos. 18083 (Apr. 8, 1991) (Notice) and 18130 (May 1, 1991) (Order) (812-7660) (exchange offers of shares of registered open-end management investment companies for interests in flexible premium variable deferred annuity contracts); The Travelers Insurance Company, Investment Company Act Release Nos. 9120 (Jan. 12, 1976) (Notice) and 9153 (Feb. 11, 1976) (Order) (812-3837) (transfers of investments in registered open-end management investment companies to variable annuity contracts at net asset value plus the imposition of a transfer charge).

The Commission, in adopting Rule 11a-3 under the 1940 Act, did not prohibit or restrict exchange offers where the acquired mutual fund shares involve a Rule 12b-1 fee. It recognized the possibility that the acquired security might have a Rule 12b-1 fee by considering such fee as a factor in calculating the holding period for deferred sales charges. See Rule 11a-3(b)(5)(i) under the 1940 Act. Furthermore, the Commission previously has approved an exchange program from a variable annuity contract to open-end management investment companies with Rule 12b-1 plans. See Western Life, supra.

Applications under Section 11(a) and orders granting those applications appropriately have focused on sales loads or sales load differentials and administrative fees imposed in connection with effecting a proposed exchange. Rule 11a-2, adopted under Section 11 of the 1940 Act, provides blanket Commission approval of certain types of offers of exchange of one variable annuity contract for another, or of one variable life insurance contract for another. The adoption of Rule 11a-3 represents the most recent Commission action under Section 11 of the 1940 Act. As with Rule 11a-2, Rule 11a-3 is focused primarily on sales and administrative charges that would be incurred by investors for effecting exchanges. Applicants submit that the terms of the proposed offer are consistent with Rule 11a-3 because no sales charge or administrative charge will be incurred by Participants as a result of any exchange from a Subaccount to an Affiliated Fund or from an Affiliated Fund to a Subaccount. Because the Separate Account involved in the proposed exchange offer is organized as a unit investment trust rather than as a management investment company, Applicants believe that they may not rely on Rule 11a-3.

VI.     CLASS RELIEF

Applicants request that the order extend to all similarly situated current and future affiliated entities, defined previously as Insurance Companies, Separate Accounts and Distributors. Applicants also request that the order extend to all variable annuity contracts issued by an Insurance Company that are substantially similar to the Contracts and to any share class of any Affiliated Fund for which there are no front-end sales charges or deferred sales charges.

Applicants submit that providing class relief is appropriate. Because all exchanges that would be permitted under the order would be on the terms described in this Application, there will be no possibility of the abuses Congress sought to prevent through Section 11. Furthermore, without class relief, before Participants could be given any additional exchange options, Applicants would have to apply for and obtain additional exemptive orders. Applicants believe that such additional applications would present no new issues under the 1940 Act not already addressed in this Application, and thus Applicants and the Commission simply would be required to prepare and process repetitive exemptive applications that provide no additional protection to Participants. Finally, Applicants note that the Commission previously has granted class relief in this area on numerous occasions. See, e.g., Prudential Retirement, supra; State Farm, supra; Security Benefit Life Insurance Company, Investment Company Act Release Nos. 23750 (Mar. 23, 1999) (Notice) and 23792 (Apr. 20, 1999) (Order) (812-11288); Security Benefit Life Insurance Company, Investment Company Act Release Nos. 20941 (Mar. 6, 1995) (Notice) and 20984 (Apr. 4, 1995) (Order) (812-9232); Western Life, supra.

VII.     CONCLUSION

Applicants submit that the proposed exchange offers at net asset value do not involve any of the abuses that Section 11 is designed to prevent and provide a benefit to Participants by expanding exchange privileges under the Program designed to provide a mix of investment options and annuity benefits for retirement savings.

For the foregoing reasons, Applicants request that the Commission issue an order under Sections 11(a) and 11(c) approving the exchange offers described herein.

VIII.     PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as follows:

AXA Equitable Life Insurance Company

Separate Account A of AXA Equitable Life Insurance Company

AXA Advisors, LLC

AXA Distributor, LLC

1290 Avenue of the Americas

New York, New York 10104

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

AllianceBernstein Investments, Inc.

1345 Avenue of the Americas

New York, New York 10105

Applicants further state that all written and oral communications concerning this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Authorizations required by Rule 0-2(c) under the 1940 Act are attached to this Application as ExhibitsA-1 through A-5. The Verifications required by Rule 0-2(d) are attached to this Application as Exhibits B-1 through B-5.

Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.

[Remainder of Page Left Blank Intentionally]

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 21st day of December, 2016, except as otherwise noted.

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Shane Daly
Shane Daly
Lead Director and Associate General Counsel

SEPARATE ACCOUNT A OF AXA EQUITABLE LIFE INSURANCE COMPANY

By:	AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Shane Daly
Shane Daly
Lead Director and Associate General Counsel

AXA ADVISORS, LLC

By:	/s/ Maurya Keating
Maurya Keating
Vice President, Chief Broker Dealer Counsel and Investment Advisor Chief Compliance Officer

AXA DISTRIBUTORS, LLC

By:	/s/ Windy Lawrence
Windy Lawrence
Senior Vice President

ALPS DISTRIBUTORS, INC.

By:	/s/ Steven B. Price
Steven B. Price
Senior Vice President and Director of Distribution Services

ALLIANCEBERNSTEIN INVESTMENTS, INC.

By:	/s/ Mark R. Manley
Mark R. Manley
Director and Secretary

Exhibit Index

Exhibit No.

A-1	Authorization of AXA Equitable Life Insurance Company and Separate Account A of AXA Equitable Life Insurance Company

A-2	Authorization of AXA Advisors, LLC

A-3	Authorization of AXA Distributors, LLC

A-4	Authorization of ALPS Distributors, Inc.

A-5	Authorization of AllianceBernstein Investments, Inc.

B-1	Verification of AXA Equitable Life Insurance Company and Separate Account A of AXA Equitable Life Insurance Company

B-2	Verification of AXA Advisors, LLC

B-3	Verification of AXA Distributors, LLC

B-4	Verification of ALPS Distributors, LLC

B-5	Verification of AllianceBernstein Investments, Inc.

Exhibit A-1

AUTHORIZATION

As Director and Assistant Secretary of AXA Equitable Life Insurance Company (the “Corporation”), a corporation organized and existing under the laws of the State of New York, I, Denise Tedeschi, hereby certify that the following is a true copy of Article VI of the By-Laws of the Corporation that is now in full force and effect:

ARTICLE VI – EXECUTION OF INSTRUMENTS

Section 6.1. Execution of Instruments. (a) Any one of the following, namely, the Chairman of the Board, any Vice-Chairman of the Board, the President, any Vice-President (including a Deputy or Assistant Vice-President or any other Vice-President designated by a number or a word or words added before or after the title Vice-President to indicate his or her rank or responsibilities), the Secretary, or the Treasurer, or any officer, employee or agent designated by or pursuant to authorization of the Board of Directors or any committee created under these By-Laws, shall have power in the ordinary course of business to enter into contracts or execute instruments on behalf of the Company (other than checks, drafts and other orders drawn on funds of the Company deposited in its name in banks) and to affix the corporate seal. If any such instrument is to be executed on behalf of the Company by more than one person, any two or more of the foregoing or any one or more of the foregoing with an Assistant Secretary or an Assistant Treasurer shall have power to execute such instrument and affix the corporate seal.

(b) The signature of any officer may be in facsimile on any such instrument if it shall also bear the actual signature, or personally inscribed initials, of an officer, employee or agent empowered by or pursuant to the first sentence of this Section to execute such instrument, provided that the Board of Directors or a committee thereof may authorize the issuance of insurance contracts and annuity contracts on behalf of the Company bearing the facsimile signature of an officer without the actual signature or personally inscribed initials of any person.

(c) All checks, drafts and other orders drawn on funds of the Company deposited in its name in banks shall be signed only pursuant to authorization of and in accordance with rules prescribed from time to time by the Board of Directors or a committee thereof, which rules may permit the use of facsimile signatures.

Section 6.2. Facsimile Signatures of Former Officers. If any officer whose facsimile signature has been placed upon any instrument shall have ceased to be such officer before such instrument is issued, it may be issued with the same effect as if he or she had been such officer at the time of its issue.

Section 6.3. Meaning of Term “Instruments”. As used in this Article VI, the term “instruments” includes, but is not limited to, contracts and agreements, checks, drafts and other orders for the payment of money, transfers of bonds, stocks, notes and other securities, and powers of attorney, deeds, leases, releases of mortgages, satisfactions and all other instruments entitled to be recorded in any jurisdiction.

AXA EQUITABLE LIFE INSURANCE COMPANY

SECRETARY’S CERTIFICATE

I, Denise Tedeschi, Director and Assistant Secretary of AXA Equitable Life Insurance Company (“Equitable Life”) hereby certify that the following is a true and correct excerpt from Resolution No. B19-99 duly adopted by the Board of Directors at a meeting held on May 19, 1999 at which a quorum was present and acting throughout; and that said resolution has not been amended, annulled, rescinded, or revoked and that the same is still in full force and effect:

FURTHER RESOLVED, That the officers of Equitable Life are each authorized, as any of them may deem necessary or appropriate for the purpose of carrying out the intent of and implementing the foregoing resolutions, to take all such acts and prepare, execute, file and deliver all such documents in the name and on behalf of Equitable Life, or otherwise, including any and all registration statements, applications for exemptions, certificates, affidavits, consents and other instruments required under applicable federal and state laws and regulations (as conclusively evidenced by the taking of such action or the execution and delivery of such documents and instruments, as the case may be).

IN WITNESS WHEREOF, I have hereunto affixed my signature and the seal of AXA Equitable this 19th day of December, 2016.

/s/ Denise Tedeschi
Denise Tedeschi
Director and Assistant Secretary

Exhibit A-2

AUTHORIZATION

I, Kadeidre Screen, Secretary of AXA Advisors, LLC (“AXA Advisors”) hereby certify that the following is a true extract of Article VII of the By-Laws of AXA Advisors as now in full force and effect:

ARTICLE VII – GENERAL PROVISIONS

Section 7.01. Execution of Instruments. The Chairman of the Board, the President, any Vice President, the Secretary or the Treasurer may in the ordinary course of business enter into any contract or execute and deliver any instrument in the name and on behalf of the Company. The Board of Directors may authorize any officer or agent to enter into any contract or execute and deliver any instrument in the name and on behalf of the Company. Any such authorization may be general or limited to specific contracts or instruments.

Section 7.03. Deposits. Any funds of the Company may be deposited from time to time in such banks, trust companies or other depositaries as may be determined by the Board of Directors, the Chairman of the Board or the President, or by such officers or agents as may be authorized by the Board of Directors, the Chairman of the Board or the President to make such determination.

Section 7.04. Checks. All checks or demands for money and notes of the Company shall be signed by such officer or officers or such agent or agents of the Company, and in such manner, as the Board of Directors, the Chairman of the Board or the President from time to time may determine.

Section 7.05. Sale, Transfer, etc. of Securities. To the extent authorized by the Board of Directors, by the Chairman of the Board or by the President, any Vice President, the Secretary or the Treasurer or any other officers designated by the Board of Directors, the Chairman of the Board or the President may sell, transfer, endorse, and assign, in each case in the ordinary course of business, any interests of stock, bonds or other securities owned by or held in the name of the Company, and may make, execute and deliver in the name of the Company, under its company seal, any instruments that may be appropriate to effect any such sale, transfer, endorsement or assignment.

And I further certify that Maurya Keating is a duly elected, qualified, and acting Vice President, Chief Broker Dealer Counsel and Investment Advisor Chief Compliance Officer of AXA Advisors and she is empowered as outlined above to sell, assign or endorse for transfer, certificates representing stocks, bonds, or other securities now registered or hereafter registered in the name of AXA Advisors.

IN WITNESS WHEREOF, I have hereunto affixed my signature and Seal of AXA Advisors this 15th day of December, 2016.

/s/ Kadeidre Screen
Kadeidre Screen
Secretary

Exhibit A-3

AUTHORIZATION

I, Francesca Divone, Secretary of AXA Distributors, LLC (the “Company”) do hereby certify that the following is a true excerpt of Article VII of the By-Laws of the Company as now in full force and effect:

ARTICLE VII – GENERAL PROVISIONS

Section 7.01. Execution of Instruments. The Chairman of the Board, the President, any Vice President, the Secretary or the Treasurer may in the ordinary course of business enter into any contract or execute and deliver any instrument in the name and on behalf of the Company. The Board of Directors may authorize any officer or agent to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company. Any such authorization may be general or limited to specific contracts or instruments. If any such instrument is to be executed on behalf of the Company by more than one person, any two or more of the foregoing or any one or more of the foregoing with an Assistant Secretary or an Assistant Treasurer shall have the power to execute such instrument.

Section 7.02. Corporate Indebtedness. No loan shall be contracted on behalf of the Company, and no evidence of indebtedness shall be issued in its name, unless authorized by the Board of Directors, or, to the extent authorized by a resolution adopted by the Board of Directors, the Chief Executive Officer. Such authorization may be general or confined to specific instances. Loans so authorized may be affected at any time for the Company from any bank, trust company or other institution, or from any firm, company or individual. All bonds, debentures, notes and other obligations or evidences of indebtedness of the Company issued for such loans shall be made, executed and delivered as the Board of Directors or (to the extent so authorized) the Chief Executive Officer shall authorize. When authorized by the Board of Directors, any part of or all the properties, including contract rights, assets, business or good will of the Company, whether then owned or thereafter acquired, may be mortgaged, pledged, hypothecated or conveyed or assigned in trust as security for the payment of such bonds, debentures, notes and other obligations or evidences of indebtedness of the Company, and of the interest thereon, by instruments executed and delivered in the name of the Company.

Section 7.03. Deposits. Any funds of the Company may be deposited from time to time in such banks, trust companies or other depositaries as may be determined by the Board of Directors, the Chairman of the Board or the President, or by such officers or agents as may be authorized by the Board of Directors, the Chairman of the Board or the President to make such determination.

Section 7.04. Checks. All checks or demands for money and notes of the Company shall be signed by such officer or officers or such agent or agents of the Company, and in such manner, as the Board of Directors, the Chairman of the Board or the President from time to time may determine.

Section 7.05. Sale, Transfer, etc. of Securities. To the extent authorized by the Board of Directors, by the Chairman of the Board or by the President, any Vice President, the Secretary or

the Treasurer or any other officers designated by the Board of Directors, the Chairman of the Board or the President may sell, transfer, endorse, and assign, in each case in the ordinary course of business, any shares of stock, bonds or other securities owned by or held in the name of the Company, and may make, execute and deliver in the name of the Company, under its company seal, any instruments that may be appropriate to effect any such sale, transfer, endorsement or assignment.

And I further certify that Windy Lawrence is the duly elected and acting Senior Vice President of AXA Distributors, LLC and is empowered to execute documents on behalf of the Company as outlined above and the following is her signature.

/s/ Windy Lawrence
Windy Lawrence
Senior Vice President

IN WITNESS WHEREOF, I have hereunto affixed my signature and the Seal of AXA Distributors, LLC this 15th day of December, 2016.

/s/ Francesca Divone
Francesca Divone
Secretary

Exhibit A-4

AUTHORIZATION

In accordance with Rule 0-2(c) under the 1940 Act, Steven B. Price states that all actions necessary to authorize the execution and filing of this Application by ALPS Distributors, Inc. have been taken, and that as Senior Vice President thereof, he is authorized to execute and file the same on behalf of ALPS Distributors, Inc.

/s/ Steven B. Price
Steven B. Price
Senior Vice President and Director of Distribution Services

Exhibit A-5

AUTHORIZATION

I, David M. Lesser, Assistant Secretary of AllianceBernstein Investments, Inc. (the “Company”), do hereby certify that the following is a true and correct copy of a resolution duly adopted by the Board of Directors of the Company on July 27, 2016, and that said resolution for the Company has not been amended or rescinded and remain in full force and effect:

RESOLVED, that the Chairman of the Board, the Chief Executive Officer, the Executive Managing Director, the Chief Operating Officer, the Chief Financial Officer, any Senior Managing Director, any Senior Vice President/Managing Director, the Controller, any Assistant Controller, the Treasurer, any Assistant Treasurer, the Tax Director, the General Counsel, the Chief Compliance Officer, the Corporate Secretary and any Assistant Secretary of the Corporation, be, and each of them hereby is, authorized to enter into, execute and deliver any contract, agreement, conveyance or any other instrument for and on behalf of the Company that may be deemed necessary or appropriate for the normal course of business of the Company without further action or resolution of the Board, and the Corporate Secretary or any Assistant Secretary of the Corporation is hereby authorized and directed to affix the corporate seal thereto and attest the same by his or her signature.

/s/ David M. Lesser
David M. Lesser
Assistant Secretary

Exhibit B-1

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application dated December 20, 2016, for and on behalf of AXA Equitable Life Insurance Company (“AXA Equitable”) and Separate Account A of AXA Equitable Life Insurance Company; that he is a Lead Director and Associate General Counsel of AXA Equitable (the depositor of Separate Account A of AXA Equitable Life Insurance Company); and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Shane Daly
Shane Daly
Lead Director and Associate General Counsel

Subscribed and sworn to before me, a Notary Public, this 20th day of December, 2016.

/s/ Denise Tedeschi
Notary Public
My commission expires: August 23, 2017

Exhibit B-2

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that she has duly executed the foregoing Application dated December 21, 2016, for and on behalf of AXA Advisors, LLC (“AXA Advisors”); that she is Vice President, Chief Broker Dealer Counsel and Investment Advisor Chief Compliance Officer of AXA Advisors; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Maurya Keating
Maurya Keating
Vice President, Chief Broker Dealer Counsel and Investment Advisor Chief Compliance Officer

Subscribed and sworn to before me, a Notary Public, this 21st day of December, 2016.

/s/ Kadeidre Screen
Notary Public
My commission expires: September 9, 2018

Exhibit B-3

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that she has duly executed the foregoing Application dated December 20, 2016, for and on behalf of AXA Distributors, LLC (“AXA Distributors”); that she is a Senior Vice President of AXA Distributors; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Windy Lawrence
Windy Lawrence
Senior Vice President

Subscribed and sworn to before me, a Notary Public, this 20th day of December, 2016.

/s/ Susanne Sumoski
Notary Public
My commission expires: May 31, 2018

Exhibit B-4

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application dated December 20, 2016, for and on behalf of ALPS Distributors, Inc. (“ALPS Distributors”); that he is a Senior Vice President and Director of Distribution Services of ALPS Distributors, Inc.; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Steven B. Price
Steven B. Price
Senior Vice President and Director of Distribution Services

Subscribed and sworn to before me, a Notary Public, this 20th day of December, 2016.

/s/ Lynn Oliver
Notary Public
My commission expires: April 21, 2018

Exhibit B-5

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application dated December 9, 2016, for and on behalf of AllianceBernstein Investments, Inc. (“ABI”); that he is a Director and Secretary of ABI; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark R. Manley
Mark R. Manley
Director and Secretary

Subscribed and sworn to before me, a Notary Public, this 9th day of December, 2016.

/s/ Tyena Iglesias
Notary Public
My commission expires: July 23, 2020